FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 3, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 3, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

FORM: 3	CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

WHEN TO FILE:

A.

All Listed Issuers

Within 10 days after any relevant change.

B.

Trusts and Limited Partnerships

In addition to the above-described requirements for a listed issuers, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW:	For Companies Reporting to the Toronto TSX Office: Via fax to 416-947-4547 or via email to listedissuers@tsx.com
For Companies Reporting to the Montreal TSX Office: Via fax to 514-788-2421 or via email to listedissuers@tsx.com

QUESTIONS:

For Companies Reporting to the Toronto TSX Office:
Email listedissuers@tsx.com  or contact the TSX Reporting Agent who is responsible for the Company (based on the first letter of the Company’s name), as follows:

A – K                 416-947-4538

L – Z                  416-947-4616

For Companies Reporting to the Montreal TSX Office: Call 514-788-2451 or email listedissuers@tsx.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

NOTE:	A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3	Issuer Name:	Norsat International Inc.	Stock Symbol:	NII

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES
A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.
Identity of the Individual
	Mr.	Dorin	George
	CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE [x]	Addition (new appointment)
Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Chief Financial Officer	October 3, 2005

CHECK HERE [ ]	Deletion (termination or resignation)
Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE [ ]	Change in Position / Title
Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Issuer: Has a Personal Information Form been filed with TSX?
[ ] YES [ ] NO
DATE FILED

The issuer hereby confirms that it has obtained all consents necessary for TSX Inc. to do a preliminary search of publicly available information for the purposes of determining whether TSX will require the filing of a Personal Information Form for the newly appointed or designated individuals on this form.

Filed on behalf of the Issuer by:
(please print name and direct phone or email)

NAME	Bill Coyne, President & CEO
SIGNATURE	“Bill Coyne”
PHONE / EMAIL	(604) 292-9000 bcoyne@norsat.com
DATE	October 3, 2005